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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                            AMENDMENT NO. 4
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934



                             CONRAIL INC.

                       (Name of Subject Company)



                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)



                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)



  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)



                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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



                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996 and January 3, 1997 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8. Additional Information to be Furnished.

     Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On January 9, 1997, the United States District Court for the Eastern District of Pennsylvania denied the motions of Norfolk and the shareholder-plaintiffs for a preliminary injunction to invalidate the Exclusivity Period and to enjoin the shareholder vote scheduled for January 17, 1997, and the motion for summary judgment that CSX and Conrail's directors and executive officers had together violated the provisions of Subchapter 25E. On January 9, 1997, Conrail and CSX issued a joint press release relating to the United States District Court decision. A copy of the United States District Court's decision and the joint press release relating thereto are attached hereto as Exhibits (c)(12) and (a)(16), are incorporated herein by reference and qualify the foregoing summary in its entirety.

     On January 9, 1997, the STB issued a decision rejecting as premature and unwarranted at this time Norfolk's petition challenging the extension of the Exclusivity Period to December 31, 1998. The text of the STB decision is attached hereto as Exhibit (c)(13), is incorporated herein by reference and qualifies the foregoing summary in its entirety.

     CSX has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-19523) containing a Joint Proxy Statement/Prospectus relating to the special meetings of shareholders with respect to the Merger, which includes, among other things, pro forma financial statements and notes thereto relating to the CSX Transactions.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(16) Text of joint press release issued by Conrail and CSX on January 9, 1997.

     (c)(12) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997.

     (c)(13) Text of STB Decision No. 5 of STB Finance Docket No. 33220 dated January 8, 1997.





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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                 -----------------------
                                 Name:  Timothy T. O'Toole
                                 Title: Senior Vice President--Finance


Dated as of January 10, 1997

                             EXHIBIT INDEX

Exhibit                       Description                        Page No.
-------                       -----------                        --------

*(a)(1)     Offer to Purchase dated December 6, 1996
            (incorporated by reference to Exhibit (a)(1) to
            CSX's and Purchaser's Tender Offer Statement on
            Schedule 14D-1 dated December 6, 1996, as
            amended (the "CSX 14D-1")).........................

*(a)(2)     Letter of Transmittal (incorporated by reference
            to Exhibit (a)(2) to the CSX 14D-1)................

*(a)(3)     Text of press release issued by CSX dated
            December 6, 1996 (incorporated by reference to
            Exhibit (a)(7) to the CSX 14D-1)...................

*(a)(4)     Letter to shareholders of Conrail dated December 6,
            1996...............................................

*(a)(5)     Form of Summary Advertisement dated December 6,
            1996 (incorporated by reference to Exhibit
            (a)(5) to the CSX 14D-1)...........................

*(a)(6)     Opinion of Lazard Freres & Co. LLC (incorporated
            by reference to Exhibit (a)(14) to the
            Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail dated October 16, 1996, as amended, relating to the First Offer (the "First
            14D-9"))...........................................

*(a)(7)     Opinion of Morgan Stanley & Co. Incorporated
            (incorporated by reference to Exhibit (a)(15) to
            the First 14D-9)...................................

*(a)(8)     Text of press release issued by Conrail and CSX
            dated December 10, 1996............................

*(a)(9)     Opinion of Lazard Freres & Co. LLC dated
            December 18, 1996..................................

*(a)(10)    Opinion of Morgan Stanley & Co. Incorporated
            dated December 18, 1996............................

*(a)(11)    Supplement to the Offer to Purchase dated
            December 19, 1996 (incorporated by reference to
            Exhibit (a)(15) to the 14D-1)......................

*(a)(12)    Text of press release issued by CSX and Conrail
            dated December 19, 1996............................

Exhibit                       Description                        Page No.
-------                       -----------                        --------

*(a)(13)    Text of press release issued by Conrail dated
            December 20, 1996..................................

*(a)(14)    Text of advertisement published by Conrail and
            CSX on December 10, 1996...........................

*(a)(15)    Text of advertisement published by Conrail and
            CSX on December 12, 1996...........................

(a)(16)     Text of joint press release issued by Conrail
            and CSX on January 9, 1997.........................

*(c)(1) Agreement and Plan of Merger dated as of October 14, 1996 (incorporated by reference to Exhibit
            (c)(1) to CSX's and Purchaser's Tender Offer
            Statement on Schedule 14D-1 dated October 16,
            1996, as amended, relating to the First Offer
            (the "First CSX 14D-1"))...........................

*(c)(2)     First Amendment to Agreement and Plan of Merger
            dated as of November 5, 1996 (incorporated by
            reference to Exhibit (c)(7) to the First CSX
            14D-1).............................................

*(c)(3)     Conrail Stock Option Agreement dated as of
            October 14, 1996 (incorporated by reference to
            Exhibit (c)(2) to the First CSX 14D-1).............

*(c)(4)     CSX Stock Option Agreement dated as of October
            14, 1996 (incorporated by reference to Exhibit
            (c)(3) to the First CSX 14D-1).....................

*(c)(5)     Voting Trust Agreement dated as of October 15,
            1996 (incorporated by reference to Exhibit
            (c)(4) to the First CSX 14D-1).....................

*(c)(6)     Employment Agreement of Mr. LeVan dated as of
            October 14, 1996 (incorporated by reference to
            Exhibit (c)(5) to the First 14D-9).................

*(c)(7)     Change of Control Agreement of Mr. LeVan dated
            as of October 14, 1996 (incorporated by
            reference to Exhibit (c)(6) to the First 14D-9)....

Exhibit                       Description                        Page No.
-------                       -----------                        --------

*(c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended
            Complaint, and Counterclaim of Conrail and CSX
            in Norfolk Southern et al. v. Conrail Inc. et
            al., filed on December 5, 1996, in the United States District Court for the Eastern District
            of Pennsylvania (incorporated by reference to Exhibit (c)(8) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail dated November 6, 1996, as amended, relating to the
            Norfolk Offer).....................................

*(c)(9)     Pages 4-5 and 9-14 of Conrail's Proxy Statement
            dated April 3, 1996 (incorporated by reference
            to Exhibit (c)(7) to the First 14D-9)..............

*(c)(10)    Second Amendment to Agreement and Plan of Merger
            dated as of December 18, 1996 (incorporated by
            reference to Exhibit (c)(6) to the 14D-1)..........

*(c)(11)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to Exhibit
            (c)(7) to the 14D-1)...............................

(c)(12)     Text of opinion of Judge Donald VanArtsdalen of
            the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997...........................

(c)(13)     Text of STB Decision No. 5 of STB Finance Docket
            No. 33220 dated January 8, 1997....................



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* Previously filed